PUBLIC



17016884

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT FORM X-17A-5 1A PART III

SEC FILE NUMBER
8-68140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marriott Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 East Cary Street, Suite 1125
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Marriott (804)-344-0952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 20 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marriott Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NATALIE S FORSSENIUS
Notary Public
Commonwealth of Virginia
Registration No. 7072774
My Commission Expires Aug 31, 2021

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Directors
of Marriott Securities, LLC

We have audited the accompanying statement of financial condition of Marriott Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Marriott Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook LLP

Richmond, Virginia

February 23, 2017

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 488,994
Notes receivable from clients	112,652
Other assets	19,798
Total assets	$ 621,444
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 21,461
Due to Marriott & Co., LLC	9,811
Total liabilities	31,272
Member's equity	589,872
Total liabilities and member's equity	$ 621,144

See Notes to Financial Statements.

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes.

Use of estimates: The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Notes Receivable From Clients

Notes receivable from clients consist of amounts earned from providing advisory services. As of December 31, 2016, notes receivable is comprised of receivables from three clients. As of December 31, 2016 the first note has a balance of $18,750 with the expected settlement to be first quarter 2018. The second note has a December 31, 2016 balance of $43,902 and is expected to be settled by December 31, 2019. The third note is expected to be settled by December 31, 2017 and has a December 31, 2016 balance of $50,000. The Company reports the amount expected to be collected which represents the Company's best estimate of fair value as of December 31, 2016.

The Company determines an allowance for doubtful accounts by regularly evaluating individual client notes receivables, underlying agreements, client financial condition and current economic conditions. No allowance for doubtful accounts is included on the balance sheet as of December 31, 2016.

Marriott Securities, LLC

Notes to Statement of Financial Condition

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and required net capital of $457,722 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2016 was 0.07 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization.

On December 31, 2016 there was a balance due to Marriott & Co., LLC of $9,811.

Note 5—Subsequent Events

Subsequent events were evaluated through the date the financial statement was issued which was February 23, 2016.